UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 27 March, 2013

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. - 2012 Annual Results

Embargo 07:00	27 March 2013

Allied Irish Banks, p.l.c. ("AIB") today announces Annual Results for the year ending 31 December 2012

Key points
• Operating loss before exceptionals of €2.8bn for 2012, down 65% from €8.1bn in 2011
• Group provisions charge of €2.5bn for 2012, a reduction of 70% from 2011
• A reduction of €9bn (29%) in reliance on ECB funding to €22bn at December 2012 from €31bn at December 2011
• €2.9bn (5%) growth in customer accounts in 2012 despite the announcement to close certain offshore businesses (c.8% increase excluding the closure of these operations)
• Including contracted sales, 89% of year end 2013 deleveraging target of €20.5bn achieved by end 2012
• Loan to deposit ratio of 115% at December 2012, a 23% reduction from December 2011
• Core Tier 1 capital ratio of 15.1% at December 2012, comfortably above the Central Bank of Ireland's minimum target level of 10.5%
• Priority for the bank in 2013 is to substantially address the issue of SME and mortgage customers in difficulty
• Strong market position in key Irish product segments; well positioned for economic recovery
• AIB remains fully focused on its business agenda including ongoing investment in a long term digital strategy
• AIB's strategic plan to return to sustainable profitability during 2014 remains on target, with material cost reductions as a result of previously announced actions expected in 2013 and beyond

•    In comparison to the Central Bank of Ireland's mortgage arrears industry statistics released in March 2013, as at December 2012 the percentage of AIB Irish residential PDH mortgage accounts in arrears over 90 days was 9.1% and 17.7% for Buy-To-Let mortgage accounts. PDH mortgages represent 85% of the total Irish mortgage portfolio by number of accounts.

David Duffy, AIB Chief Executive, said: "AIB has now largely completed the restructuring phase of its strategic plan as the bank targets a return to sustainable profitability and growth during 2014. While 2012 was another very challenging year for the Group, a number of important steps were taken to position the bank for recovery over the longer term. We continued to make progress on restructuring our balance sheet and undertook a number of strategic initiatives which will reduce the bank's cost base over time. Progress was also made in reorienting the organisation to be better aligned with the needs of our customers.

"Assisting both SME and mortgage customers in difficulty will continue to be a major priority for this year. AIB intends to meet or exceed the recently announced Central Bank of Ireland 2013 sustainable mortgage solution targets as part of ongoing efforts to deal effectively and quickly with customers in difficulty."

SME lending support in 2012
• AIB approved €4.8 billion in SME lending in 2012, 37% ahead of the government target of €3.5bn.

Mortgage business in 2012

•    AIB approved €1.5bn in new mortgages in 2012, 50% ahead of target. A total of €1.2bn of mortgages were drawn down during the year. The number of mortgages provided by AIB increased 83% from 2011 to 2012

• AIB, along with EBS has doubled its mortgage lending target for 2013 to €2bn.

Click on the following link to view the full 2012 Annual Financial Report
http://www.rns-pdf.londonstockexchange.com/rns/9571A_-2013-3-26.pdf

-ENDS-

For further information, please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	email: niamh.n.hennessy@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 27 March, 2013

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.